GOLD RESERVE’S BOARD OF DIRECTORS REJECTS
RUSORO MINING LTD.’S UNSOLICITED OFFER
Board Strongly Urges Shareholders Not to Tender Their Shares
Into Rusoro’s Inadequate Offer
SPOKANE, Wash., December 30, 2008 — Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today announced that its Board of Directors unanimously voted to reject Rusoro Mining Ltd.’s (“Rusoro”) (TSX-V: RML.V) unsolicited offer of December 15, 2008 (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share tendered under the Offer. The Board also recommended that Gold Reserve shareholders not tender their shares into the Rusoro Offer. Based on the closing price for the Rusoro Shares on the TSXV on December 29, 2008, the last trading day before the date of the Board’s recommendation, the implied offer price of the Rusoro Offer was C$1.86 per Gold Reserve Class A Share. The basis for the Board’s recommendation is set forth in the Directors’ Circular filed today by Gold Reserve with SEDAR (the “Directors’ Circular”) and the related Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”), and will be available on Gold Reserve’s website at www.goldreserveinc.com.
In response to the Rusoro Offer, the Gold Reserve Board of Directors formed an Independent Committee of the Board to consider the terms of the Offer and its value to Gold Reserve shareholders. The Independent Committee, comprised of James H. Coleman, Chairman of the Independent Committee, Jean Charles Potvin, Chris D. Mikkelsen and Patrick D. McChesney, carefully reviewed the terms of the Offer and reported to Gold Reserve’s Board of Directors. Based on that review, and after careful consideration with its independent financial and legal advisors, Gold Reserve’s Board unanimously recommended that shareholders reject the Offer and not tender their Gold Reserve shares into the Rusoro Offer.
“Gold Reserve’s Board of Directors believes that the Rusoro Offer is opportunistic, financially inadequate and significantly undervalues the Company, its assets and their relative contribution to the proposed combination,” said Doug Belanger, President of Gold Reserve. “We believe that Rusoro is attempting to acquire Gold Reserve’s valuable assets — including the Brisas Project and our large cash reserves — without offering adequate consideration to Gold Reserve shareholders. Furthermore, we believe that Rusoro’s own weak financial position and lackluster operating performance present significant risks to Gold Reserve shareholders if Rusoro’s unsolicited offer is successful.”
Mr. Belanger added, “Our Board and management team are committed to enhancing shareholder value and are taking all appropriate steps to position the Company for the future. Our plan is to continue to work with the Venezuelan government to finalize the necessary pre-production permits for the Brisas Project. To this end, we expect to meet with the Venezuelan government in January 2009 to address anticipated mining sector reforms and the potential impact on our Brisas Project.”
In its Directors’ Circular and Schedule 14D-9, the Gold Reserve Board strongly recommends that all Gold Reserve shareholders reject the Rusoro Offer and not tender their shares. The Board’s recommendation is based on a number of factors, including, but not limited to, the following:

•	The Rusoro Offer does not represent a premium as it does not adequately compensate Gold Reserve shareholders for the fair value of the world-class Brisas Project or Gold Reserve’s cash assets. Under the terms contemplated in the Rusoro Offer, Gold Reserve would contribute 84% of the combined company’s proven and probable gold reserves, 100% of the combined company’s proven and probable copper reserves, 84% of the combined company’s cash and investments, and advanced project engineering, site analysis and drill data. On the other hand, Rusoro would contribute liquidity and operational problems, substantial reserve impairment and a weak asset base. Despite Gold Reserve’s far greater contribution to the value of the combined company, the Rusoro Offer proposes to provide Gold Reserve shareholders with a mere 30% interest in the combined company on a non-diluted basis. Furthermore, the Offer calls for the delisting of Gold Reserve shares from the NYSE Alternext and TSX in exchange for a Canada-only listing on the junior Canadian TSXV exchange, thereby decreasing the combined company’s liquidity in the United States.

•	The Gold Reserve Board believes Rusoro lacks the financial resources to fund its aggressive growth plans for the combined company. Rusoro’s contribution to the combined company would expose Gold Reserve shareholders to significantly increased financial risk due to Rusoro’s negative cash flow, working capital deficit and near term debt repayment obligations. Gold Reserve does not believe that Rusoro has the financial resources to continue its existing business activities, let alone its aggressive growth plans for the combined company. Specifically, according to Rusoro’s interim financial statements for the three and nine months ended September 30, 2008 and 2007, Rusoro had current liabilities of approximately $46 million and cash of approximately $21 million, and incurred a loss before income taxes of approximately $74.1 million for the nine months ended September 30, 2008. Rusoro also has long-term debt of $80 million (Hambro/Endeavour Loan), which when aggregated with Gold Reserve’s obligations under Gold Reserve’s 5.5% Senior Subordinated Convertible Notes, equates to an annual interest obligation of approximately $14 million. Furthermore, the entire $80 million loan is due in full on June 10, 2010, yet Rusoro fails to explain how it intends to repay any part of that amount.

•	Rusoro’s claim that Gold Reserve shareholders would own approximately 30.4% of the combined company is misleading. Rusoro’s calculation is based on a combined company on an “as issued” non-diluted basis and implies that no additional Rusoro shares will be issued by the combined company. If Rusoro’s options and warrants are exercised and the Hambro/Endeavour Loan converts into shares in the future, Gold Reserve shareholders would only own approximately 22% of the combined company. Furthermore, Rusoro has a history of growth through acquisitions financed by issuing additional shares. Given its aggressive growth plans and the current dislocation in the debt markets, Gold Reserve believes that Rusoro would need to issue a substantial amount of additional equity in the combined company, thereby further diluting the collective ownership of Gold Reserve shareholders.

•	Based on Rusoro’s track record, Gold Reserve does not believe Rusoro has the operational expertise necessary to even maintain, much less enhance, the value of the combined company. Rusoro has often failed to achieve its own forecasts in almost all categories, and Rusoro’s management is failing to meet production rates, ore grade and metallurgical recovery projections and is operating at a loss despite historically high gold prices. In fact, Rusoro’s key management has no demonstrated experience in developing gold mining properties, which Gold Reserve believes is reflected in Rusoro’s poor operational results at its Choco 10 mine, where Rusoro’s cost of production exceeds the price at which it sells its gold. During the three months and nine months ended September 30, 2008, Rusoro realized an average gold sales price of $676 and $663 per ounce, respectively, which represents a discount to the international gold spot price of approximately 19% and 26%, respectively, for the same periods. Taken together, there is no reason to believe that Rusoro will be any more successful at achieving its plan and forecasts for the combined company than Rusoro has been at achieving its own plan and forecasts in the past.

•	Financial and mining experts raise material concerns regarding Rusoro. The Gold Reserve Board retained two independent experts to review Rusoro’s public disclosures regarding its financial statements and its mining operations. Rosen & Associates Limited, an independent litigation and investigative accountant, reviewed Rusoro’s public financial disclosures and concluded, “In our opinion, Rusoro’s financial reporting of its historical results and of the pro forma combined entity does not provide sufficient information for GRI’s shareholders to make an informed assessment about the Offer. The available information indicates that there are serious concerns that need to be addressed, such as the discrepancies in Rusoro’s gold sale prices, its accounting for production costs and its extensive related party dealings.” Behre Dolbear & Company (USA), Inc., an independent mining industry consultant, reviewed Rusoro’s public technical disclosure concerning its operations and concluded, “Succinctly, based on our review, Behre Dolbear has concluded that Rusoro’s filings lack sufficient information from which a typical investor could make an informed decision.” [1]

•	Rusoro has accessed Gold Reserve’s Choco 5 Project without Gold Reserve’s authorization and has conducted unauthorized exploration sample drilling. In May or early June 2008, agents or employees of Rusoro’s subsidiary Promotora Minera de Guayana, S.A. entered onto Gold Reserve’s Choco 5 Project and obtained drill samples without Gold Reserve’s permission. Since Gold Reserve first became aware of Rusoro’s unauthorized actions, Gold Reserve has repeatedly demanded the drilling results improperly obtained by Rusoro. Rusoro has acknowledged possession of the drilling data, but has never provided any of those results to Gold Reserve. Since Rusoro has stated that one of the four reasons for its Offer is to “identify opportunities to optimize the development of Gold Reserve’s Choco 5 Project,” Gold Reserve believes that Rusoro must have, or must think that it has, material information regarding the value of the Choco 5 Project. Importantly, while Rusoro had this data in its possession in formulating its Offer, to date, neither Gold Reserve nor its shareholders have had the same benefit of this information in their evaluation.

•	There is no reason to believe that Gold Reserve shareholders would benefit from Rusoro’s purported “established” relationship with the Venezuelan government. Rusoro’s contention that Gold Reserve shareholders will benefit from Rusoro’s “established” relationship with the Venezuelan government is unsubstantiated. Rusoro continues to be subject to the same mining law and government actions as all mining companies operating in Venezuela. Despite Rusoro’s claim that is has an “established” relationship with the Venezuelan government, a Venezuelan government entity, Ferrominera del Orinoco (“FMO”), has instigated legal proceedings against a Rusoro subsidiary, Promotora Minera de Guayana S.A. (“PMG”), asking for the annulment of a shareholders meeting whereby FMO’s equity stake in PMG was diluted from 30% to 0.02%. In addition, Rusoro has not obtained all of the permits required by the Venezuelan government for the Choco 10 mine and Cooperativa de Molineros El Callao II RL has commenced an action against Rusoro in the Venezuelan courts claiming possession of the Choco 10 mine site and damages in the amount of approximately US$10,500,000 for eviction from the Choco 10 mine site. Neither the Board of Corporación Venezolana de Guayana, a Venezuelan state company, nor the council of Ministers has approved Rusoro’s claimed 95% ownership interest in Choco 4 and Choco 10. Finally, if the Venezuelan government reforms the mining law in a manner that allows mining companies to participate profitably in mixed enterprise joint ventures, which Gold Reserve believes is likely, then Gold Reserve believes its shareholders would benefit more fully without a dilutive combination with Rusoro.

[1]	Full reports are available in the Company’s Directors’ Circular and Schedule 14D-9, filed with SEDAR and the SEC, respectively.

•	Gold Reserve’s financial advisors, J.P. Morgan Securities Inc. and RBC Capital Markets, have each provided a written opinion dated December 30, 2008 that the consideration offered under the Rusoro Offer is inadequate, from a financial point of view, to Gold Reserve shareholders.

•	The Rusoro Offer is not a “Permitted Bid” under Gold Reserve’s Shareholder Rights Plan. At the time of its Offer, Rusoro had the ability to make a Permitted Bid under Gold Reserve’s Rights Plan, but chose not to make a Permitted Bid. In addition, Gold Reserve believes Rusoro collected information regarding Gold Reserve’s Choco 5 Project through unauthorized drilling, thereby precluding the Rusoro Offer from being a Permitted Bid under the amended Rights Plan, which excludes any takeover bid made by a party who possesses confidential information concerning Gold Reserve without an appropriate confidentiality agreement. Similarly, despite Rusoro’s claims to the contrary, Gold Reserve believes that Rusoro has also benefited from direct or indirect access to confidential information regarding Gold Reserve’s operations because Rusoro’s financial advisor in connection with the Offer, Endeavour Financial, has served for a number of years as Gold Reserve’s financial advisor.

•	The timing of the Rusoro Offer is opportunistic and disadvantageous to Gold Reserve shareholders. Gold Reserve believes that the Rusoro Offer is opportunistically timed to take advantage of recent low trading prices of Gold Reserve Class A Shares, which, like the share prices of many companies, have been depressed at least in part as a result of the global economic crisis. The Board believes the Rusoro Offer is also timed to deprive Gold Reserve shareholders of the benefits of the expected near term announcement and implementation of mining sector reform in Venezuela.
Shareholders are encouraged to read Gold Reserve’s Directors’ Circular and Schedule 14D-9, which are available at www.sedar.com or www.sec.gov respectively, to carefully consider the reasons for the Board’s recommendation.
J.P. Morgan Securities Inc. and RBC Capital Markets are acting as financial advisors to Gold Reserve. Fasken Martineau DuMoulin LLP and Baker & McKenzie LLP are serving as legal advisors.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
     This press release, including the discussion of the reasons for the Board of Directors’ unanimous recommendation that Gold Reserve shareholders reject the Rusoro Offer and not tender their Gold Reserve shares, contains certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, that are based on expectations, estimates and projections as of the date of this press release. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “predicts”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward- looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas Project (as defined in the Directors’ Circular), or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve Notes (as defined in the Directors’ Circular); uncertainty as to the future value of Rusoro, Gold Reserve or the Combined Company (as defined in the Directors’ Circular); the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro Offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise; and whether or not an alternative transaction superior to the Rusoro Offer may emerge.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449